Exhibit (e)(25)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN RE GENENTECH, INC.	:	CONSOLIDATED

SHAREHOLDERS LITIGATION	:	CIVIL ACTION NO. 3911-VCS

SECOND STIPULATION AND AGREEMENT RESOLVING CERTAIN ISSUES

WHEREAS, on February 9, 2009, Roche Investments USA Inc. (collectively, with Roche Holdings, Inc. and its subsidiaries and affiliates, “Roche”) announced a cash tender offer for all of the outstanding publicly held shares of Genentech, Inc. (“Genentech”) at $86.50 per share (as amended, the “Offer”) and filed a Schedule TO with the Securities and Exchange Commission;

WHEREAS, on February 19, 2009, co-lead plaintiffs Alameda County Employees’ Retirement Association, City of Edinburgh Council as Administering Authority for the Lothian Pension Fund, and Montgomery County Employees’ Retirement Fund (“Plaintiffs”) filed a motion seeking to preliminarily enjoin Roche from taking any action to consummate the Offer (the “Motion”);

WHEREAS, on March 6, 2009, Roche announced that it had increased the Offer price from $86.50 per share to $93.00 per share and extended the expiration of the Offer until midnight, New York City time, on March 20, 2009;

WHEREAS, on March 9, 2009, a hearing was held on the Motion (the “Hearing”), and the Court reserved decision pending further information from counsel as stated on the record;

WHEREAS, after the Hearing, counsel prepared language (attached hereto as Exhibit A, “Supplemental Disclosures”) to be included in an amendment to its Schedule TO;

NOW, THEREFORE, it is hereby stipulated and agreed, by and among the undersigned parties, through counsel, as follows:

1. Counsel for Plaintiffs and the Special Committee, on behalf of their respective clients, have reviewed the Supplemental Disclosures and agree that those disclosures and procedures described therein, which Roche and the Special Committee hereby agree to implement, moot Plaintiffs’ application for preliminary injunctive relief.

2. Roche agrees to publish the Supplemental Disclosures and this Stipulation, in accordance with any applicable SEC reporting guidelines, to Genentech’s stockholders as soon as reasonably practicable after the Court shall enter the Stipulation as an order of the Court.

3. Counsel for Plaintiffs, Roche, and the Special Committee agree, on behalf of their respective clients, that the appraisal or quasi-appraisal procedure outlined in the Supplemental Disclosures (whichever applicable) will moot issues Plaintiffs have raised concerning the efficacy of appraisal rights in light of Roche’s proposed short-form merger and the banker valuation described in the Affiliation Agreement.

4. Plaintiffs withdraw their Motion.

5. Counsel for Plaintiffs and Roche agree that Roche’s counsel will consult with Plaintiffs’ counsel regarding the contents of disclosures made to stockholders regarding appraisal rights and quasi-appraisal rights.

6. Counsel for Plaintiffs, Roche, and the Special Committee, on behalf of their respective clients, agree that, except as specifically provided herein, the parties have not waived and shall not be deemed to have waived, any claims or defenses available to them.

BY DEFENDANTS:

/s/ Daniel A. Dreisbach

Allen M. Terrell, Jr. (#709)

Daniel A. Dreisbach (#2583)

Blake Rohrbacher (#4750)

Richards Layton & Finger, P.A.

One Rodney Square

920 North King Street

Wilmington, DE 19801

(302) 651-7700

Attorneys for Defendants Roche Holding Ltd, Roche Holdings, Inc., Roche Investments USA Inc., Erich Hunziker, Jonathan K.C. Knowles and William M. Burns

/s/ S. Mark Hurd

S. Mark Hurd (#3297)

Morris Nichols Arsht & Tunnell LLP

1201 N. Market Street

P.O. Box 1347

Wilmington, DE 19899-1347

(302) 658-9200

Attorneys for Defendants Herbert W. Boyer, Debra L. Reed and Charles A. Sanders

BY PLAINTIFFS:

/s/ Robert J. Kriner, Jr.
Pamela S. Tikellis (#2172) Robert J. Kriner, Jr. (#2546) Chimicles & Tikellis LLP One Rodney Square P.O. Box 1035 Wilmington, DE 19899 (302) 656-2500 Co-Lead Counsel for Plaintiffs

/s/ Michael J. Barry
Stuart M. Grant (#2526) Michael J. Barry (#4368) Grant & Eisenhofer P.A. 1201 N. Market Street Wilmington, DE 19801 (302) 622-7000 Co-Lead Counsel for Plaintiffs

/s/ Michael Wagner
Marc A. Topaz Lee D. Rudy Michael Wagner James H. Miller Barroway Topaz Kessler Meltzer & Check LLP 280 King of Prussia Road Radnor, PA 19087 (610) 667-7706 Co-Lead Counsel for Plaintiffs

SO ORDERED this 11th day of March 2009

/s/ Vice Chancellor Leo E. Strine, Jr.
Vice Chancellor Leo E. Strine, Jr.

Exhibit A

Supplemental Disclosures to be Incorporated

into Amendment to Roche’s Schedule TO

I.	Genentech as Surviving Corporation

In the event of a short-form merger following consummation of the Offer, Roche Investments USA Inc. shall be merged with and into the Company, the Company shall be the surviving corporation in the merger, and the members of the existing Special Committee shall continue as directors of the surviving corporation.

II.	Special Committee to Select and Monitor Banker Valuation Process Subsequent to a Short-Form Merger

Roche and the Special Committee agree that, in the event that Roche owns 90% or more of the Company’s stock following consummation of the Offer, the Special Committee shall continue in existence, subsequent to the consummation of a short-form merger, with its current composition at least until the Banker Valuation is complete and such information is communicated to the Company’s former stockholders who did not tender their Shares in the Offer. In the event of a vacancy in the Special Committee, such vacancy shall be filled by the members then serving on the Special Committee.

The Special Committee shall have the exclusive power to select and retain two Investment Banks meeting the standards set forth in the Affiliation Agreement on such terms and conditions as the Special Committee in its sole and reasonable discretion deems appropriate. The Special Committee shall have the exclusive power to direct and supervise the Investment Banks in the performance of the Banker Valuation contemplated by the Affiliation Agreement.

The Special Committee shall have the power to retain and compensate, on reasonable terms and conditions acceptable to the Special Committee, at Roche’s expense, such advisors, including legal advisors and one or more consultants to assist the Investment Banks with regard to non-financial issues in connection with the valuation, as the Special Committee deems appropriate to assist it in discharging its responsibilities in connection with the Banker Valuation. Roche shall pay any reasonable fees and expenses of legal counsel, and other consultants or advisors, including the Investment Banks, retained by the Special Committee upon presentation to Roche of summary statements approved by the Special Committee.

Roche and the Company shall cooperate, and shall cause the Company to cooperate, with the Special Committee to provide access to such personnel, information and materials, including, without limitation, the books, records, projections and financial statements of the Company and any documents, reports or studies pertaining to the Banker Valuation as may be useful or helpful in the discharge of the Special Committee’s and the Investment Banks’ duties.

The Special Committee shall have the exclusive power to determine the contents of the notice of the outcome of the Banker Valuation process, and shall cause the Company or Roche, as appropriate, to distribute such notice to the record and beneficial holders of stock of the Company as of the effective time of the merger. The results of the Banker Valuation shall be reported within 10 business days of the completion of the Banker Valuation, along with instructions on how the record and beneficial holders of stock of the Company as of the effective time of the merger may collect any incremental payment to which they are entitled as a result of the Banker Valuation, or how they may perfect appraisal rights or the quasi-appraisal rights described below.

In connection with the foregoing, the individual members of the Special Committee shall be compensated for their work on the same basis as they are currently compensated for their service on the Special Committee.

Roche and the members of the Special Committee agree that the individual members of the Special Committee and Roche are bound and shall continue to be bound by fiduciary duties of care and loyalty and/or contract, as appropriate, to the record and beneficial holders of stock of the Company as of the effective time of the merger after the short-form merger with respect to the Banker Valuation.

III.	Statutory Appraisal Rights and Equivalent Quasi-Appraisal Rights

Roche agrees that, if it owns 90% or more of the Company’s outstanding stock following consummation of the Offer, all remaining Company stockholders at the time of the short-form merger will be entitled to receive, upon transmittal of their Shares, a prompt cash payment equal to the price paid in the Offer. The receipt of that payment will not prejudice such stockholders’ rights to appraisal under DGCL § 262 or an equivalent quasi-appraisal right. Former stockholders of the Company that did not tender their Shares in the Offer will be, under all circumstances, entitled to retain the cash payment that they received at the time of the short-form merger without prejudice to their rights to pursue appraisal or quasi-appraisal. Accordingly, no minority stockholder of the Company will receive less than the Offer price for their Shares.

Roche further agrees that the former minority stockholders of the Company who did not tender their Shares in the Offer and who desire to seek a statutory appraisal right or assert an equivalent quasi-appraisal right will be able to exercise such a right by notifying the Company of their intent to do so within 20 days after the mailing of the notice containing the results of the Banker Valuation. The notice of appraisal rights required by DGCL § 262 and the notice of the Banker Valuation will provide instructions on exercising statutory appraisal

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rights or equivalent quasi-appraisal rights, including all deadlines applicable to statutory appraisal rights and equivalent quasi-appraisal rights. Former Company stockholders who do not pursue appraisal rights or quasi-appraisal rights will receive the amount, if any, by which the Banker Valuation exceeds the Offer price.

Roche (and, assuming Roche owns the entire equity interest of the Company, the Company) agrees to submit to the exclusive jurisdiction of the Delaware Court of Chancery for the resolution of any quasi-appraisal right. Roche (and, assuming Roche owns the entire equity interest of the Company, the Company) agrees that the valuation standard to be applied to, and the interest to be awarded on, any quasi-appraisal right will be the same as is applied to appraisal actions arising under DGCL § 262.

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